Exhibit 99.3

Agenda for the general meeting of shareholders (the General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Thursday, October 27, 2022 at 4:00 p.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure as set out in the convocation notice, the General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/2022.

The Board of Directors recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Board composition

2.	Appointment of Executive Director

a.	Appointment of Klaus Roewe as Executive Director for a period of 6 years (voting item)

3.	Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year (voting item)

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year (voting item)

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year (voting item)

d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year (voting item)

e.	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year (voting item)

f.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year (voting item)

g.	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year (voting item)

Issuance of shares

4.	Designation of the Board to issue shares and grant rights to subscribe for shares A and shares B in the share capital of the Company up to a maximum of 25% of the outstanding capital at the date of the General Meeting for a period of 24 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

Amendment of the articles of association

5.	Amendment of the articles of association of Lilium and granting of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed (voting item)

Cancellation of shares B

6.	Reduction of issued share capital by a cancellation of 375,000 shares B held by the Company in treasury (voting item)

Other

7.	Any other business (discussion item)

8.	Closing

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Please note that the audit of the 2021 annual accounts is underway. The Company will convene an extraordinary general meeting for the approval of 2021 annual accounts following the completion of the audit.

Explanatory notes to the agenda

Item 2: Appointment of Executive Director (voting item)

At the recommendation of the nominating and corporate governance committee of the Board (the nominating committee), the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Klaus Roewe as an executive director of the Company with effect from the date of the General Meeting on the basis of terms of engagement of which a summary is published on the Company’s website. It is noted that it has been resolved by the compensation committee of the Board that Executive Directors are not considered “Outside Directors” under the Company’s Equity Incentive Plan 2021 which has been amended accordingly. The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2028, which is the sixth year after the year of the appointment. The proposed appointment is in accordance with the articles of association of Lilium. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Mr. Roewe’s skills, knowledge and expertise built up during his career. The Non-Executive Directors believe Mr. Roewe is well qualified to serve on the Board because of his breadth of knowledge and experience in the aerospace industry and his strong background in leadership and management. Subject to the General Meeting appointing Mr. Roewe as an executive director of the Company, the Board granted Mr. Roewe the title of Chief Executive Officer of the Company.

Biography

Mr. Klaus Roewe (58) joined Lilium on August 1, 2022 to serve as Chief Executive Officer pending his approval as an executive director at the General Meeting. Prior to joining Lilium, Mr. Roewe had a 30-year career with Airbus SE starting in 1992. He held several senior leadership positions, including Head of Customer Services since July 2019, Head of the A320 Family Program from March 2015 to June 2019, Head of the A320neo Program from 2011 to 2015 and Senior Vice President of Cabin & Cargo Engineering from 2008 to 2010. He also held various positions in A320 Family Programme Management, Composites Production and A320 Family Chief Engineering at Airbus from 1992 to 2008. Mr. Roewe served eight years as an officer in the German Federal Armed Forces. He holds a mechanical engineering degree from Helmut Schmidt Universität - Universität der Bundeswehr Hamburg.

Note on Daniel Wiegand

For the avoidance of doubt, Mr. Daniel Wiegand, the current sole executive director of the Board, was elected as an executive director in September 2021 for an indefinite term and will continue to serve on the Board as an executive director. Subject to the General Meeting appointing Mr. Roewe as an executive director of the Company, the Board granted Mr. Wiegand the title of Chief Engineer for Innovation and Future Programs.

Item 3: Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Dr. Thomas Enders as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

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In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Dr. Thomas Enders’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Dr. Enders is well qualified to serve on the Board because of his extensive experience in the aerospace industry.

Biography

Dr. Thomas Enders (63) has served on the Board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018. Prior to joining the Lilium GmbH board, Dr. Enders held a number of top management positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’s Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at Airbus Group’s predecessor company EADS (rebranded as Airbus Group in 2014), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of EADS and Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a Dr. Phil degree from the University of Bonn.

Dr. Thomas Enders holds 148,564 shares A of record in Lilium and holds 131,422 shares A issuable upon exercise of share options and 45,625 restricted stock units under the equity incentive plans of Lilium.

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of David Wallerstein as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Wallerstein’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Wallerstein is well qualified to serve on the Board due to his investment experience in new and emerging technologies internationally.

Biography

Mr. David Wallerstein (48) has served as a member of the Board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer since 2014 and Senior Executive Vice President since 2001. Mr. Wallerstein holds a Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

David Wallerstein holds 1,054,233 shares A of record in Lilium and holds no share options and no restricted stock units under the equity incentive plans of Lilium.

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Niklas Zennström as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

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In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Niklas Zennström’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Zennström is well qualified to serve on the Board due to his investment experience with disruptive technology companies.

Biography

Mr. Niklas Zennström (56) has served as a member of the Board since September 2021 and previously served as a member of the Lilium GmbH board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer to peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer to peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Varjo, Rekki and Oden Technologies. Mr. Zennström also serves on the board of Atomico Advisors IV, Ltd. (“Atomico Advisors IV”), which is the general partner of each of Atomico IV L.P. (“Atomico IV”) and Atomico IV (Guernsey) L.P. (“Atomico IV (Guernsey)”). Atomico IV holds 33,419,323 shares A of record in Lilium and Atomico IV (Guernsey) holds 7,524,419 shares A of record in Lilium. Mr. Zennström, as a member of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey) along with other members of the board of Atomico Advisors IV.

Niklas Zennström holds 1,214 shares A of record in Lilium and holds no share options and 45,625 restricted stock units under the equity incentive plans of Lilium.

d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Gabrielle Toledano as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Gabrielle Toledano’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. The Non-Executive Directors believe that Ms. Toledano is well qualified to serve on the Board because of her strong background in technology management and human capital management and her broad experience as a director of technology companies.

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Biography

Ms. Gabrielle Toledano (55) has served as a member of the Board since September 2021. Since January 2020, Ms. Toledano has served as Chief Operating Officer at Keystone Strategy LLC, a strategy and economics consulting firm. From January 2021 to March 2021, Ms. Toledano served as Chief Talent Officer of ServiceNow Inc., a software company. From May 2017 to October 2018, Ms. Toledano served as the Chief People Officer of Tesla Inc., a manufacturer of electric vehicles and energy storage products. From February 2006 to May 2017, Ms. Toledano served as Chief Talent Officer and Advisor at Electronic Arts Inc., a video game company. Ms. Toledano has served as a director of Velo3D since July 2021, Better.com since April 2021 and Bose Corporation since June 2020. Previously, Ms. Toledano served on the boards of Glu Mobile, Inc. from December 2017 to April 2021 and Jive Software, Inc. from November 2015 to June 2017. Ms. Toledano holds a B.A. in Modern Thought and Literature and an M.A. in Education from Stanford University.

Gabrielle Toledano holds 3,926 shares A of record in Lilium and holds no share options and 49,594 restricted stock units under the equity incentive plans of Lilium.

e.	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Henri Courpron as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Henri Courpron’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe that Mr. Courpron is well qualified to serve on the Board due to his strong background in aerospace management and deep knowledge of the aviation industry and broad experience as a director in aerospace companies.

Biography

Mr. Henri Courpron (59) has served as a member of the Board since September 2021. Since September 2014, Mr. Courpron has been the Chairman and Co-Founder of Plane View Partners, LLC, a strategic advisory firm for aviation and aerospace management and investments. He was the Chief Executive Officer of International Lease Finance Corporation (ILFC), one of the largest aircraft financing firms in the world, from May 2010 to May 2014. Prior to joining ILFC, Mr. Courpron was President of the Aerospace Division of Seabury Aviation & Aerospace, an advisory and investment banking firm in New York focused on the aviation industry, from 2007 to 2010. Prior to that, Mr. Courpron had a 20-year career with Airbus where he served as Executive Vice President, Procurement at Airbus headquarters in Toulouse, France and held a number of other executive positions, including President and Chief Executive Officer of Airbus, North America. Mr. Courpron has also served as a director of Breeze Airways since September 2020 and previously served as a director of Azul Linhas Aéreas Brasileiras from May 2015 to April 2020 and TAP Portugal from November 2015 to July 2017. Mr. Courpron earned his degree in Computer Science in 1985 from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence.

Henri Courpron holds 2,712 shares A of record in Lilium and holds no share options and 49,594 restricted stock units under the equity incentive plans of Lilium.

f.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year (voting item)

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At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of David Neeleman as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Neeleman’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Neeleman’s experience in the aerospace industry makes him well qualified to serve on the Board.

Biography

Mr. David Neeleman (62) has served as a member of the Board since September 2021. Since he founded Azul Brazilian Airlines in January 2008, Mr. Neeleman has served as the Chairman of its board of directors and as its Chief Executive Officer until July 2017. Previously, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and served on the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman was also part of a consortium that initially acquired a controlling interest in Tap Air Portugal (“TAP”) through TAP’s privatization in 2015 and was a member of the board of directors of TAP from 2015 to 2020.

David Neeleman holds 1,214 shares A of record in Lilium and holds no share options and 45,625 restricted stock units under the equity incentive plans of Lilium.

g.	Re-appointment of Margaret (“Peggy”) M. Smyth as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the General Meeting for the appointment of Peggy Smyth as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2023. The Non-Executive Directors propose that the General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Peggy Smyth’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. We believe that Ms. Smyth’s financial background and corporate leadership experience make her well qualified to serve on the Board.

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Biography

Ms. Margaret (“Peggy”) M. Smyth (58) has served as a member of the Board since September 2021. Since July 2021, Ms. Smyth has served as the Senior Advisor, Global Infrastructure of QIC Global Infrastructure (“QIC”) and chair of CenTrio, QIC’s subsidiary that is the largest pure-play U.S. district energy provider. Previously, Ms. Smyth served as the Chief Financial Officer of National Grid USA from October 2014 to June 2021, where she oversaw all finance, accounting, transactional and property services for National Grid. Prior to joining National Grid, Ms. Smyth served as Vice President of Finance for Consolidated Edison, Inc. from August 2012 to September 2014. Ms. Smyth previously served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of the former United Technologies Corp., from October 2010 to June 2011. Ms. Smyth also served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010 and Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth is currently a board member of two subsidiaries of Mutual of America since February 2005, a board member and chair of the Audit Committee of Etsy, Inc. since June 2016, a board member and chair of the Audit Committee of Remitly, Inc. since May 2021 and a board member and chair of the Audit Committee of Frontier Communications Parent, Inc. since June 2021.

Peggy Smyth holds 3,926 shares A of record in Lilium and holds no share options and 49,594 restricted stock units under the equity incentive plans of Lilium.

Note on Barry Engle

For the avoidance of doubt, Mr. Barry Engle was elected as a non-executive director in September 2021 for a three-year term ending in September 2024 and will continue to serve on the Board as a non-executive director.

Item 4: Designation of the Board to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 25% of the outstanding capital at the date of the General Meeting for a period of 24 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for shares A in the share capital of the Company at any time during a period of 24 months from the date of the General Meeting up to a maximum of 25% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the general meeting held on September 10, 2021.

Item 5: Amendment of the articles of association of Lilium and granting of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed (voting item)

This agenda item proposes to partially amend the articles of association of Lilium to (i) reflect the intended mechanism for conversion of shares B into shares A and shares C (which mechanism was disclosed in the Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission on August 11, 2021 (Registration No. 333-255800) (the Prospectus)) and to bring the articles of association in line with market practice for Dutch listed companies.

For the literal text of the proposed amendment, reference is made to the double-column text with explanatory notes per article. This proposal includes a proxy to each member of the Board, as well as each (deputy/assigned) civil law notary, lawyer and practice support lawyer officiating with Freshfields Bruckhaus Deringer LLP, Amsterdam office, to execute the deed of amendment of the articles of association of Lilium.

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Item 6: Reduction of issued share capital by a cancellation of 375,000 shares B held by the Company in treasury (voting item)

In accordance with article 11 of the articles of association of Lilium, it is proposed to reduce the issued capital of the Company by a cancellation of 375,000 shares B, numbered B-24,038,066 through 24,413,065, each share having a nominal value of EUR 0.36, currently held by the Company in treasury.

On August 3, 2022, Mr. Daniel Wiegand and the Company entered into a Deed of Repurchase of Class B Shares and Transfer of Class A Shares (the Repurchase and Transfer Agreement). As of the date of the Repurchase and Transfer Agreement, Mr. Wiegand held all of the 24,413,065 issued and outstanding shares B. Pursuant to the terms of the Repurchase and Transfer Agreement, on August 3, 2022, Mr. Wiegand transferred 210,000 shares B, each share having a nominal value of EUR 0.36, back to the Company. In exchange, the Company transferred 210,000 shares A, each share having a nominal value of EUR 0.12, to Mr. Wiegand out of its treasury. Pursuant to the terms of the Repurchase and Transfer Agreement, on August 31, 2022, Mr. Wiegand transferred 165,000 shares B, each share having a nominal value of EUR 0.36, back to the Company. In exchange, the Company transferred 165,000 shares A, each share having a nominal value of EUR 0.12, to Mr. Wiegand out of its treasury.

Following such series of transfers, 375,000 shares B, numbered B-24,038,066 through 24,413,065, are currently held by the Company in treasury and none of the shares A are currently held by the Company in treasury. These transactions were entered into in order to enable Mr. Wiegand to convert his shares B into shares A as disclosed in the Prospectus. Since the Company does not intend to transfer any of its shares B held in treasury in the future, it is now proposed to cancel the 375,000 shares B held by the Company in treasury. The aggregate nominal value of the 375,000 shares B will be added to the distributable reserves of the Company. There are no other holders of shares A, shares B or shares C who will be affected by this cancellation of shares B.

The cancellation will take place on the date as determined by the Board taking into account the required objection period of two months.

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